SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒        No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Attached is the Company’s Press Release dated June 15, 2005, entitled “ViryaNet Completes Acquisition of the Assets of e-Wise Solutions”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: June 16, 2005	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company dated June 15, 2005, entitled “ViryaNet Completes Acquisition of the Assets of e-Wise Solutions”

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

For information, contact:

Jack McAvoy

VP, Corporate Communications

ViryaNet

(508) 490-8600

VIRYANET COMPLETES ACQUISITION

OF THE ASSETS OF E-WISE SOLUTIONS

New Subsidiary in Australia Strengthens ViryaNet’s Asia/Pacific Presence

Southborough, Massachusetts — June 15, 2005 — ViryaNet (NasdaqSC: VRYA), a leading provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery, today announced that it has completed the acquisition of substantially all of the assets of Australia-based e-Wise, previously announced on June 1, 2005. These assets have been transferred to ViryaNet’s newly established subsidiary in Australia.

“The Asia/Pacific region is an important and growing market for ViryaNet, and this is another important step in our strategy to have local presence throughout that region, stated Paul V. Brooks, president and CEO, ViryaNet. “The ViryaNet Australia organization includes the 23 former employees of e-Wise Solutions in Australia, as well as a group of 11 contract software developers in India. With the addition of e-Wise’s customers to ViryaNet’s recent customer win in Australia, Integral Energy, ViryaNet Australia has five utility customer implementation projects underway, as well as two additional consulting services customers.”

Under the terms of the agreement, ViryaNet acquired substantially all of the assets of e-Wise, including intellectual property rights, and has assumed certain customer and partnership agreements, for an initial consideration for $0.7 million USD payable in 273,267 unregistered Ordinary Shares of ViryaNet and the assumption of approximately $0.3 million USD of unsecured debt. The amount of ViryaNet Ordinary Shares issued, as part of the stock consideration, was determined using the average closing price per share for the twenty-five day period prior to the date of the closing of the acquisition. An additional consideration of up to $0.7 million USD in unregistered Ordinary Shares may be paid to e-Wise in 2006, based on the achievement of certain performance objectives for FY 2005.

“As a result of the establishment of ViryaNet Australia, we have an excellent staff and a growing customer base. We have significantly expanded our presence and coverage in the Asia/Pacific region,” stated Jeff Oskin, VP, International Sales, ViryaNet. “ViryaNet now has subsidiaries in Australia and Japan, an office in Singapore as well as a Center of Excellence formed jointly with Power Automation in Singapore.” The ViryaNet Australia subsidiary, as well as the other Asia/Pacific operations, will report to Mr. Oskin.

About ViryaNet

ViryaNet is a provider of software applications that improve the quality and efficiency of an organization’s service operations. ViryaNet’s flagship product — the award-winning ViryaNet Service Hub — combines the power of the Internet, the freedom of wireless technologies, and the resources of ViryaNet’s deep service expertise to help companies improve workforce scheduling, dispatching, and activity reporting; customer contract and entitlement automation; and asset, logistics, and depot repair management.

Customers in the utility, telecommunications, grocery and retail, and other industries use ViryaNet Service Hub to transition complex service business processes into a manageable, scalable Internet operation, with the goal of increasing service revenues, decreasing service costs, and maximizing customer satisfaction.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for the Company’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of the company’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s Form 20-F, dated April 9, 2004, and the other reports filed from time to time with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in our expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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